Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 27, 2017

Notice is hereby given that the 2017 Annual General Meeting of Shareholders (the "Meeting") of Ceragon Networks Ltd. (the "Company") will be held on Wednesday, September 27, 2017 at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A)	To approve the cash bonus plan and the equity compensation to our Chief Executive Officer for 2017; and

(B)
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditor for the fiscal year ending December 31, 2017 and until immediately following the next annual general meeting of shareholders.

In the Meeting, you will also have an opportunity to receive and consider the auditor's report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, August 28, 2017, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than 4 hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on September 27, 2017). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than 4 hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on September 27, 2017), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 11:00 a.m. (Israel time) on September 27, 2017). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company (the "Articles"), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

August 22, 2017

ii

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the "Ordinary Shares" or "Shares"), of Ceragon Networks Ltd. ("we," "Ceragon" or the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company's 2017 Annual General Meeting of Shareholders (the "Meeting"), or at any postponements or adjournments thereof.

The Meeting will be held on Wednesday, September 27, 2017, at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1. To approve the cash bonus plan and the equity compensation to our Chief Executive Officer for 2017; and

2. To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditor for the fiscal year ending December 31, 2017 and until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor's report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016; This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 28, 2017, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters, which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member the TASE, may vote his or her shares either in person or by proxy received by the Company no later than four (4) hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on September 27, 2017), together with an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting (i.e., 11:00 a.m. (Israel time) on September 27, 2017). Shareholders should receive instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than four (4) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company, chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israel Securities Authority.

QUORUM

Two or more shareholders, present in person, by proxy, by proxy card or by electronic voting, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to October 4, 2017, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of the 21st of August, 2017, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company's Ordinary Shares; (ii) each "office holder1", as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company's records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The "Number of Ordinary Shares Beneficially Owned" in the table below includes Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of 21st of August, 2017. The Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Zohar Zisapel (2)	10,888,341	14%
Joseph D. Samberg (3)	4,600,000	5.9%
Ira Palti (4)	1,144,868	1.5%
All Office Holders, including directors, as a group (consists of 14 persons)	13,438,293	17.2%

(1) (2)
Based on 77,967,025 Ordinary Shares issued and outstanding as of August 21, 2017.
Zohar Zisapel's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Out of the total Ordinary Shares held by Zohar Zisapel, 10,717 Shares are held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and the chairman of the Board.

(3)	Joseph D. Samberg's address is 1091 Boston Post Road, Rye, NY 10580.
(4)	Ira Palti's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Mr. Palti is our President and CEO.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders" in our Annual Report for 2016 on Form 20-F, which was filed with the SEC on April 7, 2017 (File No. 0-30862).

[1]
The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

ITEM 1

APPROVAL OF CASH BONUS PLAN AND EQUITY COMPENSATION FOR OUR CHIEF
EXECUTIVE OFFICER FOR 2017

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer ("CEO") of a publicly traded company should generally be consistent with such company's Compensation Policy and require the prior approval of the company's compensation committee, board of directors and shareholders, in that order.

Under his existing employment agreement, our CEO, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $298,343), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance based annual cash bonus and to an annual equity grant.

We now seek our shareholders' approval for the cash bonus plan and equity grant to our CEO for 2017.

General

2017 Cash Bonus Plan

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonus payment, to be granted to the our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2017 for Mr. Ira Palti and the following proposed related objectives and terms thereof:

The target annual bonus for 2017, which is the annual cash amount that Mr. Palti will be entitled to receive upon achievement of 100% of his objectives (see below), will be equal to ten (10) monthly salaries (approximately $248,619) ("On Target Bonus") – as was approved for Mr. Palti with respect to the previous year.

The personal objectives for the annual cash bonus of Mr. Palti for 2017, and their weights, are as follows:

(A)
Three financial measurable targets: (i) non-GAAP net income, weighing 60% of the On Target Bonus; (ii) GAAP net income, weighing 10% of the On Target Bonus; and (iii) Company's DSO, weighting 10% of the On Target Bonus. These three targets are to be determined based on the Company's 2017 annual business targets (each: a "Measurable Target"); Following the end of the calendar year, the actual achievements of the Company for 2017 shall be measured against each of the Measurable Targets, and the score results for each of the Measurable Targets (each: a  "CEO Measurable Achievement"), shall entitle our CEO to a bonus payment comprised as follows: (i) provided that the general plan's threshold is met (see below), achievement of up to 100% of each CEO Measurable Achievement, will be calculated on a linear basis or accelerated basis, as applicable, and entitle our CEO to up to 100% payment for such Measurable Target's respective weight of the On Target Bonus; and (ii) achievement above 100% of each CEO Measurable Achievement will increase the cash bonus for each such Measurable Target, on a linear or accelerated basis, as applicable to each Measurable Target, subject to the Maximum Payment Cap (see below); and

(B)	A non-measurable target comprised of personal performance criteria, as shall be pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Measurable Targets, so that below a certain level of CEO Measurable Achievement, payment will not be made with respect to such Measurable Target, as well as a general plan's threshold, referring to a certain level of achievement of a measurable financial criteria, below which no annual cash bonus shall be paid to our CEO with respect to 2017.

Further, our Compensation Committee and Board of Director have resolved that the maximum annual bonus payment to our CEO for 2017 will be capped at 200% of his annual base salary (the "Maximum Payment Cap"). Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholder approval at the Meeting of the above annual cash bonus, related objectives and terms thereof for Mr. Palti, the Compensation Committee and the Board of Directors will determine, following approval by the Board of the Company's audited financial statements for the 2017 fiscal year, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Palti for calendar year 2017.

2017 Equity Grant

As remuneration for his contribution and efforts as the CEO of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the grant to Mr. Ira Palti, in his role as our CEO, of options to purchase 225,000 Ordinary Shares, under the following terms:

The options will be granted at the date of the Meeting (the "Grant Date") with an exercise price equal to the average closing price of the Company's shares on the NASDAQ Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date. The vesting period of the options shall be three (3) years, of which 33.3% of the options shall vest on the first anniversary of the Grant Date and 8.34% of the remaining options shall vest every quarter for the next two years. The options will expire six (6) years after the Grant Date, unless they expire earlier in accordance with the terms of the Company's Amended and Restated Share Option and RSU Plan (the "Option Plan"). The options will be granted through a trustee under the "Capital Gains Route" of Section 102(b)(2) of Israeli Income Tax Ordinance and shall be otherwise subject to the terms and conditions of the Option Plan.

The value of the proposed option grant to our CEO for 2017 equals, at the date of this Proxy Statement, approximately $235,125.

Our Compensation Committee and Board of Directors believe that the proposed grant of options is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element, which includes vesting over a total of three years, thus having a long term incentive value. In approaching our shareholders with this proposed resolution, our Compensation Committee and Board of Directors have once again taken into account the dilutive impact of the equity grant on our shareholders, and are continuing to implement measures - such as shortening the life of each option grant to six years and automatically canceling any option that has decreased in value to half of its exercise price – in order to effectively address this issue while maintaining our ability to recruit, retain and motivate highly talented executives, such as our CEO.

Our Compensation Committee and Board of Directors believe that the grant of annual cash bonus payment and equity to our CEO is in the Company's best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti's expected contribution and importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the cash and equity compensation to our CEO for 2017; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are - or are not –a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the cash bonus plan and the grant of options to purchase 225,000 Ordinary Shares of the Company, to our CEO, for the year 2017, all upon the terms described in this Item 1."

The Board of Directors recommends that the shareholders vote "FOR" the proposed resolution.

ITEM 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global ("Kost Forer"), as the Company's independent auditor for the fiscal year ending December 31, 2017, and until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company's independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its  remuneration requires the approval of our Financial Audit Committee; The Company's Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company's independent auditor for the fiscal year ending December 31, 2017, and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company's shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2016:

Services Rendered	Fees
Audit (1)	$735,556
Tax (2)	$190,646
Other Services (3)	$83,726
Total (4)	$1,009,928

(1)
Audit fees consist of fees and expenses related to the fiscal year audit of our consolidated annual financial statements and review of our unaudited interim financial statements, as well as of other audit-related services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other consulting services.
(4)	All non-audit fees are subject to specific approvals by the Company's Financial Audit Committee.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2017, and until immediately following the next annual general meeting of shareholders."

The Board of Directors recommends that the shareholders vote "FOR" the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR'S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor's report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2016 (filed with the SEC on April 7, 2017), may be viewed on our website – http://www.ceragon.com/financial_reports.asp, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

August 22, 2017

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 27, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Ira Palti and Doron Arazi, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 5:00 p.m., on Wednesday, September 27, 2017, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

SEPTEMBER 27, 2017

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 and 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	To approve the cash bonus plan and the equity compensation to our Chief Executive Officer for 2017.	☐	☐	☐
			YES	NO
		Do you have a "Personal Interest" in item 1 above?	☐	☐

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person, has a personal interest in the adoption of the proposal.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of "Personal Interest", please see the explanation under Item A of the Proxy Statement.
			YES	NO
		Are you a "Controlling Shareholder"?	☐	☐

Under  the Companies Law, in general, a person will be   deemed to be   a "Controlling Shareholder" if that person has the power to direct the activities of the company otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER ITEM 1.
			FOR	AGAINST	ABSTAIN
2.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditor for the fiscal year ending December 31, 2017 and until immediately following the next annual general meeting of shareholders.
			☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.